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ROPES & GRAY]   ROPES & GRAY LLP

                ON INTERNATIONAL PLACE  BOSTON, MA 02110-2624  617-951-7000  F 617-951-7050

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November 6, 2007                               Alexandra Oprescu
                                               (202) 508-4622
                                               (202) 383-8369 fax
                                               alexandra.oprescu@ropesgray.com

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kimberly A. Browning, Esq.

Re:  Gateway Trust Pre-Effective Amendment No. 2 to the Registration Statement

Ladies and Gentlemen:

Transmitted herewith by means of electronic submission on behalf of Gateway Trust (the "Fund"), a Massachusetts business trust, for filing under both the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A/A is pre-effective amendment no. 2 (the "Pre-Effective Amendment") to the registration statement on Form N-1A that was filed on July 20, 2007, as amended October 3, 2007 (the "Registration Statement").

As discussed with you and described in the Pre-Effective Amendment, it is intended that the Fund will acquire the assets and liabilities of Gateway Fund, a series of The Gateway Trust, an Ohio business trust, in February 2008. The Fund has filed a prospectus/proxy statement on Form N-14 on October 23, 2007. Your cooperation in meeting this schedule is respectfully requested.

Please direct questions or comments to the undersigned by telephone at
(202) 508-4622 or to Michael G. Doherty at (212) 497-3612.

Very truly yours,

/s/ Alexandra Oprescu
--------------------------
Alexandra Oprescu

Enclosures

cc:  Coleen Downs Dinneen, Esq.
     Michael G. Doherty, Esq.
     John M. Loder, Esq.